Form 10-K, Exhibit 13
period 1995-12-31
ELDORADO BANCORP
filed 1996-04-01
CIK 351991

                                                                     EXHIBIT 13

                               1995 ANNUAL REPORT

COMPANY DESCRIPTION

        Eldorado Bancorp, through its wholly-owned subsidiary, Eldorado Bank, serves the financial needs of its customers in the fastest growing areas of Southern California.
        One of the largest independent banks headquartered in Orange County, it operates through 11 strategic locations in Orange, Riverside and San Bernardino counties. Eldorado Bank has targeted small- to medium-sized businesses and consumer and professional markets. The emphasis is on providing commercial and professional loan and deposit products, SBA loans and construction financing with the highest quality of service excellence.
        The common shares of Eldorado Bancorp are listed on the American Stock Exchange (ASE) and traded under the symbol ELB.

ELDORADO BANCORP FINANCIAL HIGHLIGHTS

(Dollars in thousands, except share data) Years ended December 31,

                                                1995             1994             1993             1992             1991
- -----------------------------------------------------------------------------------------------------------------------------------
OPERATIONAL DATA
Net interest income                       $   19,152       $   16,408      $   15,893       $   18,058       $   15,580
Provision for possible credit losses             756            2,006           3,576            1,735            1,159
Other income                                   4,021            4,848           4,979            4,830            3,970
Operating expenses                            14,752           14,936          20,141           16,563           13,974
Net earnings (loss)                            4,504            2,556          (1,727)           2,758            2,480(1)
Net earnings (loss) per common share(2)         1.36             0.84           (0.57)            0.91             0.83(1)(3)
Cash dividends per share                        0.32             0.16            0.08              .32              .32
Weighted average shares outstanding(2)     3,312,924        3,029,327       3,026,590        3,031,104        3,004,914
Stock dividends                                  10%               --              --               --               --
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Assets                                    $  383,186       $  304,022      $  323,287       $  340,782(1)    $  355,352
Net loans and direct lease financing         223,692          166,310         177,725          209,259          239,688
Deposits                                     333,278          271,326         292,799          309,132          324,366
Shareholders' equity                          42,373           29,094          27,289           29,210(1)        27,337(1)
Book value per share(2)                        11.35            10.55            9.92            10.64(1)         10.06(1)
- -----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Return on average assets                         1.41%            0.82%          (0.53%)           0.79%            0.82%(1)
Return on beginning shareholders' equity        15.5              9.4            (5.9)            10.1              9.5(1)
Total capital to assets at year end             11.1              9.6             8.4              8.6              7.7(1)
Average loans and leases to deposits            67.6             63.3            65.5             73.1             78.5


(1)Adjusted for retroactive implementation of change in accounting for income taxes.
(2)Retroactively adjusted for all stock dividends.
(3)Earnings per share before cumulative effect of accounting change was $0.91.

MANAGEMENT'S MESSAGE

To Our Shareholders:

The year 1995 was one of record achievements for Eldorado Bancorp, reflecting the continued improvement in the California economy and a continuation of the momentum generated from operations during 1994. The California economic recovery accelerated and its growth outpaced the nation in several economic indicators. The banking industry benefited from this growth, recording record profits.

     Some of Eldorado Bancorp's many achievements included:


         - Net earnings at a new record

         - A new high for the common stock

         - Good asset quality

         - Strong net interest margins

         - Successful acquisition of Mariners Bank

     As a result of the Bank's 1995 performance, it received Super Premier Performing status by the authoritative Findley Reports on California Banking. While the Bank often has been selected a Premier Performing Bank with an A Quality Rating (14 times in the past), this was the first time Eldorado Bank achieved this new lofty status. The rating is based on an analysis and evaluation of all the Bank's operations. We join a select group of 32 banks in California with a Super Premier Performing rating.

     In last year's annual report, we said that Eldorado Bancorp was well positioned for future growth and to add value to each shareholder's investment. During 1995, the market capitalization of the Company increased from $27 million to more than $55 million, a new record. Cost control and other efficiency measurement ratios were very favorable during the year. Reflecting the Company's excellent performance, the price per share of common stock increased 65 percent during the year as it reached a new high.

OPERATING RESULTS

     With the Company's operating achievements, net earnings increased 76 percent to $4.5 million, or $1.36 per share, from the $2.6 million, or 84 cents per share, reported for 1994. A major contributor to the increase in net earnings was a $1.3 million reduction in the provision for possible credit losses. This reduction was made possible by the continued improvement in asset quality and the strength of our loan portfolio with a loan loss reserve at 2.7 percent of loans.

     Also contributing to the year's performance were the maintenance of strong net interest margins, tight control of costs and increased loan demand.

     The Bank's operating indices showed continued improvement and exceeded bank averages both nationally and in California. The Bank's return on average assets was 1.41 percent. This compares with a return on assets of 1.19 percent nationally and 1.35 percent in California for the latest reporting period through the third quarter. Eldorado Bancorp's return on beginning equity totaled
15.5 percent, up from 9.3 percent in 1994.

     The Company's financial condition is solid. Total shareholders' equity increased to $42.4 million from $29.1 million, primarily a result of the acquisition of Mariners Bancorp and the addition from net earnings. The equity-to-asset ratio was 11.1 percent at December 31, 1995 compared with 9.6 percent at December 31, 1994, well ahead of the national average. The Company's capital position and financial strength give us flexibility for future growth, both internal and through acquisitions.

GROWTH THROUGH ACQUISITION

     During the fourth quarter, Mariners Bancorp was merged with and into Eldorado Bank. One share of Eldorado Bancorp common stock and $6.46 cash was issued for each Mariners Bancorp share. A total of 630,276 shares of Eldorado Bancorp common stock was issued in the transaction, which was valued at approximately $13.3 million. Mariners Bancorp, with total assets of $75 million, conducted banking business from three offices in San Clemente, San Juan Capistrano and Monarch Beach (Dana Point) in south Orange County where Eldorado Bank is now the leading independent bank.

     Following the merger, leases on the Eldorado Bank offices in San Clemente were not renewed and operations were merged into the former offices of Mariners Bank. The consolidation of branches and staff will enable Eldorado Bank to realize substantial economies of scale from the acquisition. These cost reductions will be evident starting in 1996.

EARNING ASSETS

     The Bank's highest earning asset and primary contributor to earnings is its loan portfolio. During 1995, the Bank experienced stronger loan demand, reflecting the improved economy and resulting in growth in the portfolio. The three loan hubs established in 1994 -- Newport/Irvine, Tustin and Palm Desert -- improved efficiency and hastened the process of handling loan applications for all of the Bank's retail offices.

     Emphasis continues to be placed on increasing the commercial loan segment which accounted for 41.1 percent of the loan portfolio at December 31, 1995. A commercial loan hub will be established this year in our Huntington Beach office in addition to the San Clemente loan hub formed after the acquisition.

                           EARNING ASSETS AT 12/31/95

                            Federal Funds Sold    3%
                            Securities           28%
                            Consumer Loans        9%
                            Commercial Loans     28%
                            Real Estate Loans    32%

The Small Business Administration (SBA) Loan Department was an active profit center during the year, concentrating on business and professional lending. In past years, the Bank has often sold the portion guaranteed by the SBA to an investor, providing the Bank with greater liquidity. During 1995, the Bank chose to retain the guaranteed portion in its own portfolio.

     The acquisition of Mariners Bancorp increased the percentage of residential construction loans in the portfolio. That bank had developed a niche for construction loans along the Orange County coast, with additional loans in the exclusive Coto de Caza residential community. The Mariners' acquisition brought to Eldorado Bank a professional staff with expertise in single-family residential construction loans with 12- to 18-month maturities.

     The quality of the loan portfolio is strong as net charge-offs for 1995 total $872,000, or .38 percent of loans outstanding. Non-performing loans were
2.70 percent of total loans at year-end 1995.

     Another excellent performance was obtained from the investment securities portfolio which showed a strong increase in income over 1994. The market value of the securities portfolio exceeded its cost by approximately $809,000 at December 31, 1995.

DIVIDEND INCREASED

     During 1995, four regular quarterly cash dividends of 8 cents per share were paid, for a total of 32 cents per share. On November 15, 1995, the Board of Directors declared a 10 percent stock dividend paid December 26, 1995 to shareholders of record on November 28, 1995. At the same meeting, the Board declared a regular quarterly dividend of 8 cents per share which was paid January 10, 1996, to shareholders of record on December 27, 1995. The cash dividend, which was paid after the stock dividend, represented a 10 percent increase and reflected the excellent performance by the Company.

REGULATORY DEVELOPMENTS

     The Bank Insurance Fund surpassed its required ratio of 1.25 percent of bank insured deposits during 1995. As a result, the Federal Deposit Insurance Corporation (FDIC) substantially reduced the average deposit assessment premiums. During 1995, Eldorado Bank's insurance premiums were reduced and starting in 1996, we will be among the select group of California banks paying the statutory annual minimum of $2,000, or a zero assessment rate.

     The year 1995 saw considerable legislative action in Washington and Sacramento and a continuation of that activity is expected in 1996. Of significance was the approval of legislation requiring out-of-state institutions that do not already own a California bank to buy a whole bank that has been in existence for at least five years. Your bank management was instrumental in the inclusion of this provision which helps maintain the value of a bank's branch system.

     Several issues raised in 1995 will be addressed in 1996, both in California and Washington. These include regulatory relief, repeal of the Glass-Steagall act, eventual merger of the Saving Associations Insurance Fund into the Bank Insurance Fund and elimination of the Savings and Loan charter. Your management is active in the banking organizations that provide input to elected officials on behalf of the industry. We continually strive to achieve legislation that is beneficial to Eldorado Bank, as government regulations cost banks 15 to 20 percent of total expenses.

OUTLOOK

     In 1996, the Bank will continue to build on its strengths while expanding into selected new areas. We are focused on further increasing revenue growth through investments in new lines of business including international banking and mortgage banking, as well as an expanded branch banking network.

     The board of directors continues to look at mergers and acquisitions in Orange County and the surrounding counties as a means to enhance the value of each shareholder's investment. In addition, we continue to seek opportunities for further growth.

     Looking to 1996, we believe the economy will continue to improve. Home prices have stabilized and some predict increases in the price of resale homes during 1996. Business activity is on the increase and we anticipate an increase in loan growth for the year.

     We remain committed to the growth and prosperity of Eldorado Bancorp. The Company's performance continues to improve and we look forward to greater achievements in 1996 and beyond, as we strive to increase the long-term value of each shareholder's investment.

     On behalf of the Board of Directors, we thank all our shareholders, customers, advisory boards and employees for enabling these achievements to take place with their continued dedication and support.

Sincerely,

/s/ J.B. Crowell

J.B. Crowell

President and Chief Executive Officer
Eldorado Bancorp

/s/ George H. Wells

George H. Wells
Chairman of the Board
Eldorado Bancorp

February 26, 1996

PRESIDENT'S REPORT

Eldorado Bancorp, through its subsidiary Eldorado Bank, is committed to superior performance in our targeted marketplaces. The Board of Directors and executive management have positioned the Bank for growth through both acquisitions and internal loan and deposit generation on a profitable basis. The role of acquisitions cannot be downplayed. Eldorado Bank achieved meaningful asset growth under the Chairman and Chief Executive Officer's guidance through five previous acquisitions, with complementary earning assets expanding our geographic coverage in Orange, Riverside and San Bernardino counties. The Bank will continue to consider acquisitions that advance our strategic plan and dovetail with our expertise to enhance shareholder value on a more rapid basis than internally generated growth.

     During 1995 the Bank focused on its core business of commercial lending to small and medium sized companies. In order to maintain our high level of customer satisfaction as well as respond to our customers' changing and ongoing financial requirements, we introduced additional products and services that have augmented our customer relationships.

VALUE-ADDED BUSINESS BANKING

     In the area of cash management, we introduced EB BusinessLink, an electronic PC-based product that gives our business customers direct access to their banking accounts for time savings, security and accuracy. EB BusinessLink enables our customers to conduct check reconciliation, balance inquiries, wire transfers, and review statements and cleared checks from the comfort and convenience of their own business locations.

     For the benefit of the staffs of our commercial and professional customers, we developed packaged accounts specifically for employees, offering direct deposit and special enhancements to loan rates. By serving the entire business relationship in as many ways as possible, we aim to both increase our customers' satisfaction and diversify the Bank's areas of business.

     With the shift to a global economy, the requirements of full service banking have expanded. In response we established an International Banking Department. Our professional staff offers letters of credit, foreign collections, bankers acceptance financing, export financing programs, international money transfers and foreign exchange. These international specialists also serve as liaisons for our customers, providing one-on-one assistance and introductions to resources at the World Trade Center Association of Orange County, the U.S. Commerce Department, Import Export Bank, and many others. To introduce our services to the business communities we serve, Eldorado Bank will hold educational seminars throughout 1996.

     Eldorado Bank's Small Business Administration Department continued to prove itself in the marketplace as a leading provider of government guaranteed loans in Orange and surrounding counties. These loans are often more suitable for some businesses than conventional financing due to the terms available. For business expansion, commercial real estate purchase, or other approved uses, SBA loans offer another option to our customers and strong income to the Bank with limited risk. For all commercial lending needs we provide quick, efficient and centralized loan servicing for our customers through five commercial hubs located throughout our market areas.

A TRUE "COMMUNITY" BANK

     For the individuals and professionals we serve, Eldorado Bank builds real value into our customer relationships through a local office network and tailored products. Eleven retail offices provide convenience and automated service as well as personal interaction with our Bank employees. Also, Eldorado bankers are always available to conduct banking at customer locations.

     Our custom home construction financing program provides customers with critical funding and generates substantial revenue opportunities for the Bank. This area is headed by Executive Vice President Richard Korsgaard who also oversees the newly created Mortgage Banking Division. This division will provide full service mortgage banking, and will be in full operation by spring 1996.

     To expand our presence and better meet customers' requirements, Eldorado Bank will open express mini-branches during 1996. These non-grocery store, full service offices will be built where "captive" markets need prompt and complete banking services at their work location. The mini-branches will offer the full range of Eldorado products as well as ATMs and night depository for businesses, and will have staff on hand during business hours for loan applications, new accounts and other services. Our first mini-branch will be located in a large hospital in Long Beach, serving the doctors, hospital staff and close proximity community.

FUTURE STRATEGY

     We will selectively expand through acquisitions and mini-branches, while always delivering added value to our diverse customer base of manufacturers, industrial companies, wholesalers, distributors, consumers and professionals. By pursuing new areas of business and enhancing current products, we will create fully integrated relationships with our customers, supported by seamless interfacing among all areas of Eldorado Bank. Our growing presence in Orange, Riverside and San Bernardino counties is a direct result of providing the highest standard in financial products and service excellence in each community we serve.

     Our longevity as an independent bank in Southern California can be traced to our careful yet flexible management, our proactive response to the marketplace's demands, and our ability to stay focused on delivering shareholder value year in and year out. By identifying our customers' needs and developing the products and services to meet those needs to the fullest extent, Eldorado Bank will continue its excellent performance for shareholders, employees, and customers alike.

/s/ Raymond E. Dellerba
- -------------------------------------
Raymond E. Dellerba
President and Chief Operating Officer
Eldorado Bank

ELDORADO BANCORP
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


HIGHLIGHTS OF FINANCIAL PERFORMANCE
        As the California economy continued its recovery, Eldorado Bancorp reported record net earnings of $4.5 million for 1995 compared to net earnings of $2.6 million for 1994 and a net loss of $1.7 million reported for 1993. On a per share basis, 1995 recorded net earnings of $1.36 compared to $0.84 in 1994 and net loss of $0.57 in 1993. Total assets climbed $79.2 million to $383.2 million at year-end 1995 from $304.0 million at year-end 1994, reflecting the successful completion of the acquisition of Mariners Bancorp during the year.
        The increase in 1995 earnings over 1994 levels was due to wider net interest margins, lower provisions for possible credit losses and lower non-interest expense.
        The 1994 earnings improvements over 1993 was largely due to significantly lower write-downs of other real estate owned and lower provisions for possible credit losses. Also contributing to the improved earnings was a reduction in non-interest expenses and widened net interest margins.
        The 1993 loss was due to significant write-downs of other real estate owned and increased provisions for possible credit losses. These factors negatively impacting earnings were partially offset by higher levels of other income and declines in other operating expenses.
        The two key performance ratios -- return on average assets and return on average equity -- were 1.41 percent and 14.32 percent, respectively, for 1995. The return on average assets for 1994 and 1993 were 0.82 percent and (0.53) percent, respectively. The return on average shareholders' equity for 1994 was 8.95 percent and for 1993 was (6.17) percent.

NET INTEREST INCOME AND MARGIN
        Net interest income is the amount by which the interest earned on loans and other investments exceeds the interest paid on deposits and other sources of funds. Net interest income, for the purposes of this analysis, is adjusted to a "fully taxable equivalent" basis to recognize the yield equivalent of the income tax savings on certain tax advantaged investments, such as interest on municipal securities, which make year-to-year comparisons more meaningful. Additionally, the analysis includes deferred loan fees collected and amortized into interest income as an adjustment to the yield of such loans.
        The following table presents historical trends in net interest income and its components;

                    (Fully Taxable Equivalent, in Thousands)

                                   1995        1994        1993
- ---------------------------------------------------------------
Total interest income           $24,975     $21,034     $21,579
Total interest expense          5,823       4,626       5,686
- ---------------------------------------------------------------
Net interest income              19,152      16,408      15,893
Tax equivalent adjustment to
  interest income                    36          55         117
- ---------------------------------------------------------------
                                $19,188     $16,463     $16,000
===============================================================

        Net interest income on a fully taxable equivalent basis increased $2.7 million, or 17 percent, to $19.2 million from $16.5 million in 1994 and compares to $16.0 million in 1993. The increase in 1995 is largely attributable to significantly higher yields on earning assets combined with a higher volume of earning assets and lower volumes of interest-bearing deposits partially offset by moderately higher cost of funds. Even excluding the effects of the Mariners Bancorp acquisition, the Company experienced loan growth in 1995, a reversal of a three-year trend; however, deposit runoff continued, albeit at a slower rate than in recent years. The loan growth reflects improvement in the local economy while the deposit runoff reflects continued movement of funds out of the banking industry into higher yielding investment alternatives.
        The 1994 increase in net interest income over 1993 levels is attributable to lower cost of funds and lower volumes of deposits partially offset by a lower volume of earning assets. The Company experienced declines in loan and deposit balances in 1994. The lower loan volumes were due to borrowers paying down their bank debt and fewer qualified borrowers capable of satisfying the Bank's underwriting criteria during the recessionary environment, while the lower deposit volumes were due to competing investment products with significantly higher yields. Consequently, the Bank experienced lower levels of earnings assets.
        The following table shows the level of net interest income by presenting the volume of earning assets and the yields earned on them, less the volume of interest-bearing liabilities and the rates paid on them:

                                (In Thousands)
                               1995               1994               1993
                        AVERAGE            AVERAGE            AVERAGE
                        BALANCE    RATE    BALANCE    RATE    BALANCE    RATE
- ------------------------------------------------------------------------------
Earnings assets         $284,424   8.79%   $276,924   7.62%   $285,283   7.61%
Interest bearing
  liabilities            200,418   2.91     208,981   2.21     228,124   2.49
Interest-free sources
  used to fund earning
  assets                  84,006     --      67,943     --      57,059     --
- ------------------------------------------------------------------------------
                        $284,424   2.04    $267,924   1.67    $285,183   1.99
                                   6.75%              5.95%              5.62%
==============================================================================

The net interest margin widened to 6.75 percent in 1995 from 5.95 percent in 1994 and 5.62 percent in 1993. The yield on earning assets in 1995 increased 117 basis points while the cost of interest-bearing liabilities increased 70 basis points. The net interest margin was widened further by a larger percentage of non-interest-bearing liabilities used to fund earning assets, resulting in the total cost of funds increasing only 38 basis points.

        The rate and volume components associated with earning assets and interest-bearing liabilities are further separated in the table below to analyze the year-to-year changes attributable to the rate and volume components of net interest income:


             (Fully Taxable Equivalent, In Thousands)
                                           1995
                        CHANGE             RATE          VOLUME
Total interest income   $ 3,922          $3,283          $ 639
Total interest expense    1,197           1,173             24
- ---------------------------------------------------------------
Net interest income     $ 2,725          $2,110          $ 615
===================================        ========        =========

                                           1994
                        CHANGE             RATE          VOLUME
Total interest income   $  (607)         $  (386)        $(221)
Total interest expense   (1,060)            (506)         (554)
- ---------------------------------------------------------------
Net interest income     $   453          $   120         $ 333
===============================================================

        Total interest income for 1995 increased $3.9 million from 1994 levels primarily due to significantly higher yields on earning assets, and secondarily, due to a higher volume of earning assets. This increase in earning asset yield for 1995 was due to a higher average rate in 1995 that a substantial portion of the Company's loans are tied and favorable repricing of a significant portion of the Company's relatively short-term investment portfolio during the year. Total interest expense increased $1.2 million due similarly to an increase in the cost of fund rates and a very slight increase in funding sources. A significantly greater increase in the yield on earnings assets than the increase in the cost of funds, therefore, resulted in higher net interest income of $2.1 million while the more rapid growth in earning assets than funding liabilities further increased net interest income by $614 thousand resulting in a total increase of $2.7 million.

        Total interest income for 1994 decreased $607 thousand from 1993 due to a lower yield on earning assets combined with a lower volume of earning assets. The decline in earning assets was attributable to an outflow of funding deposits during the year. The yield on earning assets declined despite upward repricing of loans due to a lower relative volume of higher yielding loan balances compared to investment securities. Total interest expense declined $1.1 million in 1994 from 1993 due to a 33 basis point decline in the cost rate of funding deposits and due to the lower volume of deposits. The combination of the declines in deposit volume and the cost of funds, only partially offset by lower levels of earnings assets and related yields, resulted in an increase in net interest income of $453 thousands.

PROVISION FOR POSSIBLE CREDIT LOSSES

        The 1995 provision for loan and lease losses was $756 thousand compared to $2.0 million in 1994 and $3.6 million in 1993. Net loans and leases charged off (less recoveries of loans previously charged off) totaled $872 thousand in 1995 compared to $1.4 million and $2.4 million in 1994 and 1993, respectively. The reduction in net charge offs in 1995 was due to higher recoveries of loans previously charged off combined with lower losses in the Company's real estate loan portfolio compared to the previous two years.

        Total delinquent loans were 4.7 percent of total loans at year-end 1995 compared to 3.2 percent and 1.5 percent at year-ends 1994 and 1993, respectively. Nonaccrual loans at year-end 1995, which are included in the delinquency figure, were $6.4 million, consisting primarily of commercial real estate loans, compared to $3.2 million a year earlier and $2.1 million at year end 1993. The increase in non-accrual loans, and the corresponding increase in the delinquency ratio, is primarily due to a borrower related to a $3.4 million real estate loan experiencing difficulty in making its contractual payments under the terms of its loan agreement late in the fourth quarter of 1995. The Company is currently evaluating its position with respect to the loan, and as there exists some likelihood that the Bank may experience some loss upon the ultimate disposition of the loan, management has established a specific allowance for the possible loss.

        The allowance for possible credit losses increased to $6.3 million at December 31, 1995 from $5.6 million at year-end 1994, resulting in an allowance of 2.7 percent of total loans and leases compared to 3.2 percent at year-end 1994. The allowance for possible credit losses is established based upon an analysis providing specific allowances for loans that management has identified to have potential loss and general allowances for unidentified losses inherent in the portfolio. The general allowance is determined by segmenting the portfolio by risk rating and loan type with allowances established based upon historical losses in each portfolio segment. Additionally, consideration is given to loan type concentrations in the portfolio and the current and anticipated economic environment.

OTHER INCOME

        Other income totaled $4.0 million in 1995 compared to $4.8 million and $5.0 million in 1994 and 1993, respectively. Service charges on deposit accounts were nearly flat in 1995 as compared to the prior year. Bankcard discounts declined to $405 thousand for 1995 from $822 thousand for 1994 due to management's decision to outsource the function in order to reduce the costs related to providing the service. Gains on sales of Small Business Administration-guaranteed (SBA) loans were down sharply to $17 thousand compared to $279 thousand and $1.4 million in 1994 and 1993, respectively, due to management's decision to retain the loans in the portfolio rather than sell the loans. Additionally, other miscellaneous income was lower in 1995 compared to 1994.

OPERATING EXPENSE

     Operating expenses declined further in 1995 to $14.8 from $14.9 million in 1994. Salaries increased slightly to $4.6 million during the 1995 year compared to $4.5 million in 1994, reflecting the addition of several new departments and product offerings - accounts receivable financing and international banking - in addition to the acquisition of Mariners Bancorp in October 1995. Employee benefits increased to $2.4 million in 1995 compared to $1.8 million in 1994 primarily due to higher levels of incentive compensation. Occupancy expense decreased due to the consolidation of administrative offices and the $264 thousand recapture of a reserve for remaining net costs of a pre-existing lease put back into use for Company operations. Additionally, other expenses declined $429 thousand largely due to declines in deposit insurance expense as a result of a reduction in the Bank's assessment rate.

     Operating expenses declined $5.2 million to $14.9 million in 1994 compared to $20.1 million in 1993. This sharp decrease was primarily due to greatly reduced write-downs of foreclosed real estate (other real estate owned or OREO) in 1994. OREO expenses and write-downs were $388 thousand in 1994 compared to an unusually high $4.6 million in 1993 necessary to recognize declining real estate values in the Bank's market area. Additionally, salaries and other employee benefit expenses decreased $1.4 million in 1994 due to the re-engineering of Bank operations, and related downsizing of staffing, including the outsourcing of the data processing function mid-year 1993. Partially offsetting these expense decreases was an increase in occupancy expense and furniture and equipment expense. Occupancy expense was $258 thousand higher in 1994 compared to 1993, however, the 1994 expense included a one-time charge of $350 thousand related to the recognition of remaining net costs of a pre-existing lease no longer used for Bank operations. Other miscellaneous expenses in 1994 were nearly level with the prior year.

ASSET GROWTH AND MIX

     Average total assets during 1995 were $318 million, an increase of $6 million, or 2 percent, over 1994 average total assets of $312 million. Average loans and leases comprised 58 percent of average total assets in 1995 compared to 57 percent in 1994. The average composition of the loan portfolio was 41 percent commercial loans, 43 percent real estate loans, 3 percent interim construction financing, and 12 percent installment loans. The 1994 loan mix was 40 percent commercial, 39 percent real estate, 9 percent interim construction, and 11 percent installment. Average direct lease financing was less than 1 percent of average total assets in 1995 and 1994. Management has emphasized a strategy to better diversify the Company's loan portfolio in 1995 by increasing relationship commercial business with less emphasis on growth in real estate loans. While the volume of both loan categories increased in 1995, reversing a downward trend experienced for the past three years, the acquisition of Mariners Bancorp in October 1995, with its significantly heavier concentration of real estate related credit, resulted in greater growth in the real estate segment than the commercial segment. The Company retained nearly all of its new SBA loan production during 1995, whereas in past years, SBA loan production had been sold.

     Securities available for sale were 27 percent of average total assets in 1995 compared to 24 percent in 1994. At year end 1995, 92 percent of the investment securities portfolio was classified as available for sale. Average federal funds sold were 5 percent and 7 percent of average total assets in 1995 and 1994, respectively. The relative decline in generally lower-yielding federal funds sold in 1995, therefore, represents a deployment of earning assets primarily into higher-yielding investment securities and secondarily into loans.

     Other real estate owned (OREO) averaged $2.0 million in 1995 compared to $3.6 million in 1994. At December 31, 1995, OREO totaled $2.0 million, compared to $973 thousand a year earlier.

DEPOSIT GROWTH AND MIX

     During 1995, average total deposits were $279 million, a decrease of $4 million under average deposits of $283 million in 1994. Interest-bearing deposits represented 70 percent and 74 percent of average total deposits in 1995 and 1994, respectively. The average composition of deposits in 1995 was 30 percent demand deposits, 51 percent savings and money market deposits and 19 percent time deposits. This compares to a 1994 deposit mix of 26 percent demand, 53 percent savings and money market and 21 percent time deposits. The growth in non-interest-bearing deposits reflects the Company's emphasis on developing its commercial relationship customer base.

CAPITAL MANAGEMENT

     During 1995, shareholders' equity averaged $31.4 million or 9.9 percent of average total assets compared to $28.6 million or 9.2 percent of average total assets in 1994. On December 31, 1995 and 1994, shareholders' equity was 11.1 percent and 9.6 percent of total assets, respectively. The increase in the capital ratio for 1995 was due to growth in retained earnings and the issuance of common shares in partial consideration of the Mariners Bancorp acquisition. The Company declared and paid cash dividends of $0.32 per share in 1995 totaling $960 thousand. In 1994, dividends of $0.16 per share totaling $441 thousand were declared and paid.

     Risk-based capital guidelines issued by the Federal Reserve Board (FRB) for bank holding companies establish an analytical framework that makes regulatory capital requirements sensitive to the risk profile of a banking organization's balance sheet. The guidelines provide for risk-based capital standards requiring banking institutions to have minimum total regulatory capital equivalent to 8 percent of assets and off-balance sheet exposures, weighted by risk. At least half of the required capital must be Tier 1 capital, which consists of core capital elements including common stockholders' equity and retained earnings. At December 31, 1995, the Company exceeded the Tier 1 risk-based capital requirements with a ratio of 13.2 percent and a total risk-based capital ratio of 14.5 percent. To supplement the risk-based capital guidelines, the FRB established a minimum leverage ratio guideline of 3 percent. The leverage ratio consists of Tier 1 capital divided by total assets (excluding intangibles and other items which were deducted to arrive at Tier 1 capital). At December 31, 1995, the Company's leverage ratio was 9.6 percent.

        Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a "well capitalized" bank must have a Tier 1 risk-based capital ratio of at least 6 percent, a combined Tier 1 and Tier 2 ratio of at least 10 percent and a leverage ratio of at least 5 percent (and not be subject to a capital directive order). At December 31, 1995, the Bank had a Tier 1 risk-based capital ratio of
13.1 percent, a combined Tier 1 and Tier 2 ratio of 14.4 percent and a leverage ratio of 9.5 percent.

LIQUIDITY AND INTEREST SENSITIVITY

        The primary objectives of the Company's asset and liability management strategy are the maintenance of adequate liquidity and effective management of interest rate risk. Liquidity management attempts to match sources and uses of funds in order to meet the requirements of customers for loans and deposit withdrawals. Interest rate risk management seeks to maintain a stable growth of income and manage the risk associated with changes in interest rates.

        The Company maintains short-term sources of funds to meet periodic increases in loan demand and deposit withdrawals and maturities. At December 31, 1995, the principal source of asset liquidity consisted of $32.2 million in cash and demand balances due from banks and federal funds sold of $9.7 million totaling $41.9 million, compared to a total of $33.0 million in these same assets a year earlier. Other sources included $86.6 million in securities available for sale.

        The Company has an established facility to borrow federal funds from other banks in excess of $24 million. Additionally, there is a strong secondary market providing for the sale of the government guaranteed portion of the Company's SBA loans that totaled approximately $9.5 million at year-end 1995. Also, in the past the Company has issued commercial paper to generate liquidity at the holding company level, however, during 1995 and 1994, the Company sold no commercial paper. Furthermore, substantially all of the installment loans and leases require regular installment payments, providing a steady flow of cash funds.

        The Company manages its interest rate sensitivity by matching the repricing opportunities on its earning assets to those on its funding liabilities. Management uses various asset/liability strategies to manage the repricing characteristics of its assets and liabilities to ensure that exposure to interest rate fluctuations is limited within Company guidelines of acceptable levels of risk-taking. Hedging strategies, including the terms and pricing of loans and deposits, and managing the deployment of its securities are used to reduce mismatches in interest rate repricing opportunities of portfolio assets and their funding sources.

        One way to measure the impact that future change in interest rates will have on net interest income is through a cumulative gap measure. The gap represents the net position of assets and liabilities subject to repricing in specified time periods. Generally, a liability sensitive gap indicates that there would be a net positive impact on the net interest margin of the Company for the period measured in a declining interest rate environment since the Company's liabilities would reprice to lower market interest rates before its assets would. A net negative impact would result from an increasing interest rate environment. Conversely, an asset sensitive gap indicates that there would be a net positive impact on the net interest margin in a rising interest rate environment since the Company's assets would reprice to high market interest rates before its liabilities would. The following table shows the Company's assets and liabilities and the cumulative gap for the periods shown:


                                 (In thousands)
                                 1 MONTH     3 MONTHS     6 MONTHS     1 YEAR
                                 -------     --------     --------     ------
Total assets repricing           $116,239    $131,440     $201,066     $252,132
Total liabilities repricing       170,501     188,196      201,409      227,835
- -------------------------------------------------------------------------------
Cumulative repricing gap         $(54,262)   $(56,756)    $   (343)    $ 24,297
Cumulative gap/Assets               (14.2)%     (14.8)%       (0.1)%        6.3%

        Since interest rate changes do not affect all categories of assets and liabilities equally or simultaneously, a cumulative gap analysis alone cannot be used to evaluate the Company's interest rate sensitivity position. To supplement traditional gap analysis, the Company performs simulation modeling to estimate the potential effects of changing interest rates. The process allows the Company to explore the complex relationships within the gap over time and various interest rate environments.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders Eldorado Bancorp:

We have audited the consolidated balance sheets of Eldorado Bancorp and subsidiary (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eldorado Bancorp and subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities in 1994 and No. 114, Accounting by Creditors for Impairment of a Loan, as amended by No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures in 1995.

                                                          KPMG PEAT MARWICK LLP


Orange County, California
February 6, 1996

ELDORADO BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

December 31, 1995 & 1994

ASSETS                                                                                          1995            1994
- --------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                                 $ 32,233,000    $ 23,950,000
Federal funds sold                                                                         9,700,000       9,000,000
Securities available-for-sale                                                             86,580,000      86,107,000
Securities held-to-maturity -- approximate market value of $7,212,000 in 1995
  and $562,000 in 1994                                                                     7,087,000         586,000
SBA loans held for sale                                                                           --       3,274,000
Loans and direct lease financing                                                         229,957,000     171,874,000
Less allowance for possible credit losses                                                  6,265,000       5,564,000
- --------------------------------------------------------------------------------------------------------------------
    Net loans and direct lease financing                                                 223,692,000     166,310,000
- --------------------------------------------------------------------------------------------------------------------
Premises and equipment, net                                                                8,598,000       7,433,000
Other real estate owned, net                                                               1,965,000         973,000
Other assets                                                                              13,331,000       6,389,000
- --------------------------------------------------------------------------------------------------------------------
                                                                                        $383,186,000    $304,022,000
====================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
- --------------------------------------------------------------------------------------------------------------------
Liabilities:
  Deposits:
    Demand, non-interest bearing                                                        $ 99,770,000    $ 79,347,000
    Savings and money market                                                             157,882,000     145,958,000
    Time certificates under $100,000                                                      43,534,000      23,102,000
    Time certificates of $100,000 or more                                                 32,092,000      22,919,000
- --------------------------------------------------------------------------------------------------------------------
            Total deposits                                                               333,278,000     271,326,000
- --------------------------------------------------------------------------------------------------------------------
  Federal funds purchased                                                                  3,772,000       1,030,000
  Other liabilities                                                                        3,763,000       2,572,000
- --------------------------------------------------------------------------------------------------------------------
            Total liabilities                                                            340,813,000     274,928,000
- --------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (note 12)
- --------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
    Preferred stock, no par value, authorized
      5,000,000 shares, none issued                                                               --             --
    Common stock, no par value; authorized 12,500,000
      shares, issued and outstanding 3,733,822 shares
      in 1995 and 2,756,728 in 1994                                                       31,798,000      17,462,000
    Net unrealized gain (loss) on securities available-for-sale                              400,000        (345,000)
    Retained earnings                                                                     10,175,000      11,977,000
- --------------------------------------------------------------------------------------------------------------------
            Total shareholders' equity                                                    42,373,000      29,094,000
- --------------------------------------------------------------------------------------------------------------------
                                                                                        $383,186,000    $304,022,000
====================================================================================================================



See accompanying notes to consolidated financial statements.

ELDORADO BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 1995, 1994 & 1993

                                                    1995            1994            1993
                                                    ----            ----            ----
Interest income:
  Loans, including fees                     $18,592,000     $16,170,000     $17,245,000
  Securities                                  5,415,000       3,721,000       2,629,000
  Federal funds sold                            846,000         905,000       1,385,000
  Direct lease financing                        122,000         227,000         309,000
  Interest bearing deposits with banks               --          11,000          11,000
                                            -----------     -----------     -----------
        Total interest income                24,975,000      21,034,000      21,579,000
                                            -----------     -----------     -----------
Interest expense:
  Savings and money market                    2,875,000       3,103,000       3,669,000
  Time certificates under $100,000            1,457,000         782,000         738,000
  Time certificates of $100,000 or more       1,211,000         725,000       1,252,000
  Other                                         280,000          16,000          27,000
                                            -----------     -----------     -----------
        Total interest expense                5,823,000       4,626,000       5,686,000
                                            -----------     -----------     -----------
        Net interest income                  19,152,000      16,408,000      15,893,000
Provision for possible credit losses            756,000       2,006,000       3,576,000
                                            -----------     -----------     -----------
        Net interest income after
          provision for possible
          credit losses                      18,396,000      14,402,000      12,317,000
                                            -----------     -----------     -----------
Other income:
  Services charge on deposit accounts         2,203,000       2,222,000       1,865,000
  Escrow fees                                        --              --         122,000
  Bank card discounts                           405,000         882,000         752,000
  Gain on sales of SBA loans                     17,000         279,000       1,433,000
  Loan servicing income                         848,000         875,000         283,000
  New gain (loss) on sales and write-down
    of securities, net                           48,000        (131,000)        (81,000)
  Other                                         500,000         781,000         605,000
                                            -----------     -----------     -----------
        Total other income                    4,021,000       4,848,000       4,979,000
                                            -----------     -----------     -----------
Operating expenses:
  Salaries                                    4,644,000       4,518,000       5,905,000
  Employee benefits                           2,369,000       1,791,000       1,827,000
  Occupancy                                   1,380,000       1,865,000       1,607,000
  Furniture and equipment                       916,000         832,000         692,000
  Other real estate owned                       330,000         388,000       4,620,000
  Other                                       5,113,000       5,542,000       5,490,000
                                            -----------     -----------     -----------
        Total operating expenses             14,752,000      14,936,000      20,141,000
                                            -----------     -----------     -----------
        Earnings (loss) before income taxes   7,665,000       4,314,000      (2,845,000)
                                            -----------     -----------     -----------
Income taxes (benefit)                        3,161,000       1,758,000      (1,118,000)
                                            -----------     -----------     -----------
        Net earnings (loss)                 $ 4,504,000     $ 2,556,000     $(1,727,000)
                                            ===========     ===========     ===========
Net earnings (loss) per common share            $  1.36         $  0.84          $(0.57)
                                            -----------     -----------     -----------
Weighted average number of shares
  used in per share calculation               3,312,924       3,029,327       3,026,590
                                            ===========     ===========     ===========


See accompanying notes to consolidated financial statements.

ELDORADO BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 1995, 1994 & 1993

                                                                           Net Unrealized
                                                                             Gain (Loss)                               Total
                                           Common Stock                     on Securities           Retained        Shareholders'
                                       Shares        Amount               Available-for-sale        Earnings            Equity
- ---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992           2,745,634      $17,400,000                      --           $11,810,000      $29,210,000
- ---------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared
  ($0.08 per share)                         --               --                      --              (221,000)        (221,000)
Stock options exercised                 12,621           86,000                      --                    --           86,000
Stock repurchase
  and cancelled                         (6,000)         (59,000)                     --                    --          (59,000)
Net loss                                    --               --                      --            (1,727,000)      (1,727,000)
- ---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993           2,752,255       17,427,000                      --             9,862,000       27,289,000
- ---------------------------------------------------------------------------------------------------------------------------------
Net unrealized gain on
  securities available-for-sale
  as of January 1, 1994                     --               --              $1,179,000                    --        1,179,000
Cash dividends declared
  ($0.16) per share)                        --               --                      --              (441,000)        (441,000)
Stock options exercised                  4,473           35,000                      --                    --           35,000
Change in net unrealized gain
  on securities available-for-sale          --               --              (1,524,000)                   --       (1,524,000)
Net earnings                                --               --                                     2,556,000        2,556,000
- ---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994           2,756,728       17,462,000                (345,000)           11,977,000       29,094,000
- ---------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared
  ($0.32) per share                         --               --                      --              (960,000)        (960,000)
Stock options exercised                  7,380            62,000                     --                    --           62,000
Common stock issued                    630,276         8,928,000                     --                    --        8,928,000
10% common stock dividend              339,438         5,346,000                     --            (5,346,000)              --
Change in net unrealized gain
  on securities available-for-sale          --                --                745,000                    --          745,000
Net earnings                                --                --                                    4,504,000        4,504,000
- ---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995           3,733,822       $31,798,000             $  400,000           $10,175,000      $42,373,000
- ---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

ELDORADO BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended 1995, 1994 & 1993

- -------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net earnings (loss)                                                 $ 4,504,000     $  2,556,000    $(1,727,000)
    Adjustments to reconcile net earnings (loss) to net
      cash provided by operating activities:
          Depreciation and amortization                                     556,000          998,000        879,000
          Amortization of intangible assets                                 186,000          110,000        169,000
          Provision for possible credit losses                              756,000        2,006,000      3,576,000
          Provision for possible losses on
            other real estate owned                                         249,000          118,000      4,270,000
          (Gain) loss on sales of premises and equipment                    (10,000)           8,000        (22,000)
          Gain on sales of SBA loans                                        (17,000)        (279,000)    (1,433,000)
          (Gain) loss on sale of other real estate owned                    (60,000)         (36,000)        26,000
          (Gain) loss on sales of securities available-for-sale             (48,000)         131,000         81,000
          Amortization of deferred income, discounts and fees               (65,000)        (438,000)      (496,000)
          Loan fees collected                                               510,000          508,000        191,000
          (Increase) decrease in other assets                            (2,089,000)       1,550,000       (511,000)
          Increase in deferred income taxes                                (158,000)         (90,000)      (776,000)
          Increase in other liabilities                                   1,001,000          478,000         54,000
- -------------------------------------------------------------------------------------------------------------------
                Net cash provided by operating activities                 5,315,000        7,620,000      4,281,000
- -------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Proceeds from maturity of securities available-for-sale              95,347,000       71,448,000     18,996,000
    Proceeds from sales of securities available-for-sale                  3,069,000        3,948,000      9,350,000
    Purchase of securities available-for-sale                           (85,423,000)    (100,405,000)            --
    Purchase of securities held-to-maturity                              (6,501,000)        (586,000)            --
    Purchase of investment securities                                            --               --    (47,025,000)
    Net (increase) decrease in interest
      bearing deposits with banks                                                --          594,000       (396,000)
    Proceeds from sale of loans                                           1,732,000        6,720,000     13,190,000
    Increase in commercial loans held for sale                                   --       (8,352,000)   (11,326,000)
    Purchase of loans                                                            --      (11,665,000)            --
    Net (increase) decrease in loans and leases                          (5,536,000)      21,004,000     24,108,000
    Purchase of premises and equipment                                     (793,000)      (1,147,000)    (1,122,000)
    Proceeds from sales of premises and equipment                             9,000           14,000        140,000
    Proceeds from sales of other real estate owned                        1,928,000        4,908,000      2,904,000
    Capital expenditures for other real estate owned                             --               --             --
    Net cash received for purchase of Mariners Bank                       3,407,000               --             --
- -------------------------------------------------------------------------------------------------------------------
                Net cash provided by (used in) investing activities     $ 7,239,000     $(13,519,000)   $ 8,501,000
- -------------------------------------------------------------------------------------------------------------------




See accompanying notes to consolidated financial statements.

ELDORADO BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years ended December 31, 1995, 1994 & 1993

                                                                1995            1994             1993
                                                                ----            ----             ----
Cash flows from financing activities:
  Net decrease in deposits                                 $(5,126,000)    $(21,473,000)     $(16,333,000
  Net increase (decrease) in federal funds purchased         2,742,000          (75,000)        1,105,000
  Dividends paid                                              (960,000)        (441,000)         (221,000)
  Proceeds from stock options exercised                         62,000           35,000            86,000
  Cost of stock issuance                                      (289,000)              --                --
  Repurchase of common stock                                        --               --           (59,000)
                                                           -----------     ------------      ------------
        Net cash used in financing activities               (3,571,000)     (21,954,000)      (15,422,000)
                                                           -----------     ------------      ------------
Increase (decrease) in cash and cash equivalents             8,983,000      (27,853,000)       (2,640,000)
Cash and cash equivalents at beginning of year              32,950,000       60,803,000        63,443,000
                                                           -----------     ------------      ------------
Cash and cash equivalents at end of year                   $41,933,000     $ 32,950,000      $ 60,803,000
                                                           ===========     ============      ============
Supplemental disclosures of cash flow information:
  Cash paid for --
    Interest                                               $ 5,589,000     $  4,653,000      $  5,890,000
    Income taxes, net                                        2,871,000        2,986,000           465,000
Supplemental disclosures of noncash investing and
  financing activities:
    Dividends accrued and paid in subsequent years             299,000               --                --
    Transfer of loans to other real estate owned             2,526,000        1,071,000         3,697,000
    Transfer of investment securities to
      securities available-for-sale                                 --       61,901,000                --
    The Company purchased all of the capital stock
      of Mariners Bancorp for $4,301,000 cash,
      including direct cost and 630,276 common
      shares of Eldorado Bancorp, valued at
      $9,217,000 less cost of issuing the stock.
      In connection with the purchase, assets
      acquired and liabilities assumed were as
      follows:
        Fair value of assets acquired                       75,615,000               --                --
        Fair value of liabilities assumed                   67,608,000               --                --
                                                           ===========     ============      ============



See accompanying notes to consolidated financial statements.

ELDORADO BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 1995, 1994 & 1993

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Eldorado Bancorp (the "Company") and its wholly owned subsidiary, Eldorado Bank (the "Bank"). All intercompany balances and transactions have been eliminated in consolidation. Eldorado Bancorp has no significant assets or liabilities other than its investment in the Bank.

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and prevailing practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

BUSINESS

     The Bank provides a full range of banking services to individual and corporate customers throughout Orange, Riverside and San Bernardino Counties. The Bank is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

SECURITIES

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires that investments be classified as "held-to-maturity", "available-for-sale" or "trading securities". The statement defines investments in securities as "held-to-maturity" based upon a positive intent and ability to hold those securities to maturity. Investments held-to-maturity are to be reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and are to be reported at fair value, with unrealized gains and losses included in operations. Equity and debt securities not classified as "held-to-maturity" or "trading securities" are classified as "available-for-sale" and are recorded at fair value, with unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity, net of the tax effect.

     SFAS 115 was required to be adopted by the Company in 1994. Accordingly, the Company reclassified its entire investment security portfolio as of January 1, 1994 as securities available-for-sale which were adjusted to reflect fair market value. Previously, the investment securities were carried at cost, adjusted for the accretion of discounts and amortization of premiums.

     The designation of securities is made by management at the time of acquisition. The Company has purchased securities "held-to-maturity" since the implementation of SFAS 115.

LOANS AND DIRECT LEASE FINANCING

     Loans are reported at the principal amount outstanding, net of unearned income. Interest on loans is computed by methods which generally result in level rates of return on principal amounts outstanding. Interest accruals are discontinued when, in the opinion of management, it is deemed uncollectible.

     Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal and, generally, when a loan becomes contractually past-due by 90 days or more with respect to principal or interest. The accrual of interest may be continued on a loan contractually past-due 90 days or more with respect to interest or principal if the Company is in the process of collection, and collection of principal and interest is deemed probable.

     When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to interest and principal and when, in the judgement of management, the loan is estimated to be fully collectible.

     A loan is classified as a restructured loan when certain modifications, such as the reduction of interest rates to below market or forgiveness or deferral of principal payments, are made to contractual terms due to a borrower's financial condition. Certain restructured loan agreements call for additional interest or principal to be paid on a deferred or contingent basis.

     The Bank has direct financing leases under which it purchases automobiles and equipment which are in turn leased to its customers. Direct financing leases are recorded at the sum of the aggregate lease rentals receivable and the estimated residual value of the equipment, net of unearned income. The related unearned income is deferred and amortized into income so as to produce a level rate of return.

LOAN ORIGINATION FEES AND COSTS

     Loan origination fees and direct costs associated with lending are netted and amortized to interest income as an adjustment to the yield over the respective lives of the loans using a method that approximates the level-yield method over the period to maturity. At December 31, 1995 and 1994, net deferred loan fees of $222,000 and $153,000, respectively, are included in loans.

SALES OF LOANS

     The Bank has realized gains from the sale of the guaranteed portion of "Small Business Administration" loans. Gains or losses are recognized upon completion of the sale (net of related commissions paid that are directly attributable to the sale) and are based on the difference between the net sales proceeds and the relative fair value of the portion of the loan sold versus the portion of the loan retained. Loans held for sale are carried at the lower of cost or estimated market value.

ALLOWANCE FOR POSSIBLE CREDIT LOSSES

     The allowance for possible credit losses is established through a provision for possible credit losses charged to expense. Loans and leases are charged against the allowance for possible credit losses when management believes that the collectibility of principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans, leases and commitments to extend credit, based on the evaluations of the collectibility and prior loss experience of loans, leases and commitments to extend credit. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio; overall portfolio quality; loan concentrations; specific problem loans, leases and commitments; and current and anticipated economic conditions that may affect the borrowers' ability to pay.

     Effective January 1, 1995, the Company adopted the Financial Accounting Standard's Board Statement of Financial Accounting Standards No. 114 (SFAS 114), "Accounting by Creditors for Impairment of a Loan", as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". SFAS 114 requires loans to be measured for impairment when it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. The amount of impairment and any subsequent changes are recorded through the provision for possible credit losses as an adjustment to the allowance for possible credit losses. SFAS 114 applies to all loans, whether collateralized or uncollateralized, except for large groups of smaller-balance homogenous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases, and debt securities. In addition, it usually applies to loans that are restructured in a troubled debt restructuring involving a modification of terms. However, such loans restructured prior to the effective date of SFAS 114 that are performing in accordance with their restructured terms are not considered impaired under SFAS 114.

     As required by SFAS 114, the Company generally measures impairment based upon the present value of the loan's expected future cash flows, except where foreclosure or liquidation is probable or when the primary source of repayment is provided by real estate collateral. In these circumstances, impairment is measured based upon the fair value of the collateral. In addition, in certain rare circumstances, impairment may be based on the loan's observable fair value.

     Generally, the Company evaluates a loan for impairment in accordance with SFAS 114 when it is placed on nonaccrual status. Adopting SFAS 114 did not affect the Company's charge-off policy.

     The adoption of SFAS 114 did not have a material effect on the Company's financial position or results of operations.

     Management believes that the allowance for possible credit losses is adequate. While management uses available information to recognize losses on loans and leases, future additions to the allowance may be necessary based on changes in economic conditions. In addition, both federal and state regulators, as an integral part of their examination process, periodically review the Company's allowance for possible credit losses. These agencies may require the Company to recognize additions to the allowance based on their judgement about information available to them at the time of their examination.

OTHER REAL ESTATE OWNED

     Other real estate owned consists of real estate acquired insettlement of loans. Other real estate owned is carried at the lower of cost or estimated fair value less selling costs. The recognition of gains and losses on the sale of real estate is dependent upon various factors relating to the nature of the property sold, the terms of the sale and the future involvement of the Company.

     Real estate acquired in settlement of loans are recorded at the lower of the unpaid balance of the loan at the settlement date or fair value less selling costs of the collateral. Subsequently, valuation allowances for estimated losses are provided against income if the carrying value of real estate exceeds estimated fair value less selling costs. Legal fees and direct costs, including foreclosure, appraisal and other related costs, are expensed as incurred. While management uses available information to provide for losses on real estate, future additions to the allowance may be necessary based on future economic conditions. In addition, the regulatory agencies periodically review the allowance for real estate losses and such agencies may require the Company to recognize additions to the allowance based on information and factors not available to management.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost, less accumulated depreciation and amortization which is charged to expense on a straight-line basis over the estimated useful lives of the assets, from 3 to 30 years, or, in the case of leasehold improvements, over the terms of the leases if shorter than the estimated useful lives.

INTANGIBLE ASSETS

     The Company has classified as goodwill the cost in excess of fair value of the net assets (including tax attributes) of businesses acquired in purchase transactions. Goodwill is being amortized on a straight-line method over fifteen years. The Company periodically reviews goodwill to assess recoverability from projected, undiscounted net cash flows of the related business unit, and impairments would be recognized in operating results if a permanent diminution in value were to occur.

     Core deposit intangibles represents the intangible value of depositor relationships resulting from deposits assumed in acquisitions an d is amortized over their useful economic life, not to exceed ten years.

INCOME TAXES

     Income taxes are accounted for under the asset and liability method of accounting. Under the asset and liability method, deferred income taxes are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

STATEMENTS OF CASH FLOWS

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

EARNINGS (LOSS) PER SHARE

     Earnings (loss) per common share are based on the weighted average number of shares outstanding after giving retroactive effect to stock dividends, including the 10% stock dividend declared in November 1995. Stock options have been included as common stock equivalents in 1995 but have been excluded from the computation for 1994 and 1993, as their effect is immaterial.

RECLASSIFICATIONS

     Certain items in prior periods have been reclassified to conform to the current presentation.

CURRENT ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 121 requires the long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. However, SFAS 121 does not apply to financial instruments, core deposit intangibles, mortgage and other servicing rights or deferred tax assets. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The Company does not expect the adoption of the statement on January 1, 1996 to have a material impact on the financial statements.

     In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122 (SFAS 122), "Accounting for Mortgage Servicing Rights," an amendment to Statement of Financial Accounting Standards No. 65. SFAS 122 requires an institution that purchases or originates mortgage loans and sells or securitizes those loans with servicing rights retained to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. In addition, institutions are required to assess impairment of the capitalized mortgage servicing portfolio based on the fair value of those rights on a stratum-by-stratum basis with any impairment recognized through a valuation allowance for each impaired stratum. Capitalized mortgage servicing rights are to be stratified based upon one or more of the predominate risk characteristics of the underlying loans such as loan type, size, note rate, date of origination, term and/or geographic location. SFAS 122 is effective for fiscal years beginning after December 15, 1995. Management believes that the adoption of SFAS 122 will not have a material impact on the Company's operations.

     In November 1995 the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123). This statement establishes financial accounting standards for stock-based employee compensation plans. SFAS 123 permits the Company to choose either a new fair value based method or the current APB Opinion 25 intrinsic value based method of accounting for its stock-based compensation arrangements. SFAS 123 requires proforma disclosures of net earnings and earnings per share computed as if the fair value based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under Opinion 25. SFAS 123 applies to all stock-based employee compensation plans in which an employer grants shares of its stock or other equity instruments to employees except for employee stock ownership plans. SFAS 123 also applies to plans inwhich the employer incurs liabilities to employees in amounts based on the price of the employer's stock, i.e., stock option plans, stock purchase plans, restricted stock plans, and stock appreciation rights. The statement also specifies the accounting for transactions in which a company issues stock options or other equity instruments for services provided by nonemployees or to acquire goods or services from outside suppliers or vendors. The recognition provision of SFAS 123 for companies choosing to adopt the new fair value based method of accounting for stock-based compensation arrangements may be adopted immediately and will apply to all transactions entered into in fiscal years that begin after December 15, 1995. The disclosure provisions of SFAS 123 are effective for fiscal years that begin after December 15, 1995. The disclosure provisions of SFAS 123 are effective for fiscal years beginning after December 15, however disclosure of the proforma net earnings and earnings per share, as if the fair value method of accounting for stock-based compensation had been elected, is required for all awards granted in fiscal years beginning after December 31, 1994. The Company will continue to account for stock-based compensation under APB Opinion 25 and, as a result, SFAS 123 will not have a material impact on the Company's operations.

(2)     ACQUISITION OF MARINERS BANK

     On October 20, 1995, the Company acquired 100% of the outstanding common stock of Mariners Bancorp ("Mariners") for $4,072,000 in cash and the issuance of 630,276 common shares of Eldorado Bancorp, valued at $14.625 per share. Mariners had total assets of approximately $75,263,000. The acquisition was accounted for using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations". Under this method of accounting, the purchase price was allocated to the assets acquired and deposits and liabilities assumed based on their fair values as of the acquisition date. The consolidated financial statements include the operations of Mariners from the date of the acquisition. Goodwill and core deposit intangibles arising from the transaction totaled approximately $7,007,000. Goodwill of $5, 511,000 is being amortized over fifteen years on a straight-line basis. Core deposit intangible of $1,496,000 is being amortized over its useful economic life of ten years.

     The following table sets forth selected unaudited pro forma combined financial information of the Company and Mariners for the years ended December 31, 1995 and 1994. The pro forma operating data reflects the effect of the acquisition of Mariners as if it was consummated at the beginning of each year presented. The pro forma results are not necessarily indicative of the results that would have occurred had the acquisition been in effect for the full years presented, nor are they necessarily indicative of the results of future operations.

                                          YEAR ENDED DECEMBER 31,
                                              1995            1994
- ------------------------------------------------------------------
Interest income                        $30,444,000     $27,262,000
Interest expense                         7,109,000       6,019,000
- ------------------------------------------------------------------
Net interest income                     23,335,000      21,243,000
Provision for possible credit losses       926,000       2,188,000
- ------------------------------------------------------------------
Net interest income after provision
  for possible credit losses            22,409,000      19,055,000
Other income                             5,121,000       6,479,000
Operating expenses                      18,894,000      20,886,000
- ------------------------------------------------------------------
Earnings before income taxes             8,636,000       4,648,000
Income taxes                             3,578,000       1,873,000
==================================================================
Net earnings                           $ 5,058,000     $ 2,775,000
==================================================================
Earnings per share                           $1.36           $0.75
==================================================================

(3)  RESTRICTED CASH BALANCES

     Aggregate reserves (in the form of deposits with the Federal Reserve Bank) approximating $7,105,000 were maintained to satisfy Federal regulatory requirements at December 31, 1995.

(4)  SECURITIES

     A summary of securities follows:

                                                                    DECEMBER 31, 1995
                                                                   GROSS          GROSS      ESTIMATED
                                                  AMORTIZED   UNREALIZED     UNREALIZED           FAIR
                                                       COST        GAINS         LOSSES          VALUE
- ------------------------------------------------------------------------------------------------------
Available-For-Sale Securities:
  U.S. Treasury securities and obligations
   of other U.S. government corporations
   and agencies                                 $76,436,000     $462,000        $ 6,000    $76,892,000
  Obligations of states and political
    subdivisions                                  1,195,000        8,000          1,000      1,202,000
  Corporate debt securities                       4,327,000      107,000          3,000      4,431,000
  Mortgage backed securities                      3,907,000      119,000          2,000      4,024,000
  Other                                              31,000           --             --         31,000
- ------------------------------------------------------------------------------------------------------
                                                $85,896,000     $696,000        $12,000    $86,580,000
- ------------------------------------------------------------------------------------------------------
Held-To-Maturity Securities:
  U.S. government corporation and agencies      $ 5,998,000     $ 54,000        $ 1,000    $ 6,051,000
  Obligations of states and political
    subdivisions                                    587,000       58,000             --        645,000
  Corporate debt securities                         502,000       14,000             --        516,000
- ------------------------------------------------------------------------------------------------------
                                                $ 7,087,000     $126,000        $ 1,000    $ 7,212,000
======================================================================================================


                                                                    DECEMBER 31, 1994
                                                                   GROSS          GROSS      ESTIMATED
                                                  AMORTIZED   UNREALIZED     UNREALIZED           FAIR
                                                       COST        GAINS         LOSSES          VALUE
- ------------------------------------------------------------------------------------------------------
Available-For-Sale Securities:
  U.S. Treasury securities and obligations
   of other U.S. government corporations
   and agencies                                 $76,948,000   $  986,000     $1,524,000    $76,410,000
  Obligations of states and political
    subdivisions                                    290,000        5,000             --        295,000
  Corporate debt securities                       7,389,000       10,000        118,000      7,281,000
  Mortgage backed securities                      2,055,000       66,000             --      2,121,000
- ------------------------------------------------------------------------------------------------------
                                                $86,682,000   $1,067,000     $1,642,000    $86,107,000
- ------------------------------------------------------------------------------------------------------
Held-To-Maturity Securities:
  Obligations of states and political
    subdivisions                                $   586,000           --     $   24,000    $   562,000
======================================================================================================

     At December 31, 1995, securities with a carrying value of $13,794,000 were pledged to secure public deposits or for other purposes required by law.

     Maturities of securities are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                  ESTIMATED
                                                  AMORTIZED            FAIR
                                                       COST           VALUE
- ---------------------------------------------------------------------------
Available-For-Sale Securities:
  Due in one year or less                       $64,250,000     $64,410,000
  Due after one year through five years          17,665,000      17,961,000
  Due after five years through ten years          2,414,000       2,557,000
  Due after ten years                             1,567,000       1,652,000
- ---------------------------------------------------------------------------
                                                $85,896,000     $86,580,000
===========================================================================
Held-To-Maturity Securities At Cost:
  Due after one year through five years         $ 3,498,000     $ 3,514,000
  Due  after five through ten years               3,589,000       3,698,000
- ---------------------------------------------------------------------------
                                                $ 7,087,000     $ 7,212,000
===========================================================================

     Proceeds from sales of securities available-for-sale during 1995, 1994 and 1993 were $3,069,000, $3,948,000 and $9,350,000, respectively. The Bank experienced gross losses on sales of securities available-for-sale of $2,000 in 1995, and $131,000 in 1994. A gross gain of $50,000 and $49,000 was realized on sales in 1995 and 1993 respectively. Gross losses and writedowns of $130,000 were recognized in 1993.

(5)  LOANS AND DIRECT LEASE FINANCING

     A summary of loans and direct lease financing follows:

                                                       1995            1994
- ---------------------------------------------------------------------------
Commercial -- unsecured                        $ 41,831,000    $ 33,435,000
Commercial -- secured                            52,717,000      33,552,000
Interim construction                             18,219,000       4,789,000
Real estate                                      88,097,000      78,607,000
Installment                                      26,553,000      18,945,000
Lease financing                                     876,000       1,286,000
Credit cards and other                            1,791,000       1,298,000
Less unearned income, discounts
  and fees                                         (127,000)        (38,000)
- ---------------------------------------------------------------------------
                                               $229,957,000    $171,874,000
===========================================================================

     The Bank serviced loans for others totaling $89,908,000 and $88,656,000 at December 31, 1995 and 1994, respectively.

     The Company grants construction, commercial and consumer loans to customers throughout the Southern California area. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the real estate markets in Orange, Riverside and San Bernardino counties of California.

     In the ordinary course of business, the Bank has granted loans to certain related parties and their affiliates. These loans are made under terms which are consistent with the Bank's normal lending policies. A summary of activity with respect to these loans follows:

                                                     1995             1994
- -----------------------------------------------------------------------------
Balance outstanding, beginning of year        $ 2,251,000      $ 4,547,000
Loans granted during year                         265,000               --
Repayments during year                         (1,661,000)      (2,296,000)
- -----------------------------------------------------------------------------
Balance outstanding, end of year              $   855,000      $ 2,251,000
=============================================================================

        At December 31, 1995, 1994 and 1993, the Bank had loans of approximately $5,818,000, $3,161,000, and $2,092,000 respectively, on which the accrual of interest had been discontinued. If these loans had been current throughout their terms, interest and fees on loans would have increased by approximately $172,000, $144,000, and $108,000 for 1995, 1994 and 1993,
respectively.


        Loans restructured, prior to January 1, 1995, the effective date of SFAS 114, and performing within the terms of the restructured agreement amounted to $1,531,000 and $7,069,000 at December 31, 1995 and 1994,
respectively. Under the original terms of the loans, interest earned would have totaled $235,000 and $980,000 for the year ended December 31, 1995 and 1994, respectively. The recorded interest income amounted to $187,000 and $841,000 for 1995 and 1994, respectively.

        The following is a summary of impaired loans and the related allowance for possible credit losses at December 31, 1995:

                                                                     ALLOWANCE
                                                   RECORDED       FOR POSSIBLE
                                                 INVESTMENT      CREDIT LOSSES
- -------------------------------------------------------------------------------
Impaired loans requiring an
  allowance for possible credit losses           $5,077,000        $1,985,000
Impaired loans not requiring an
  allowance for possible credit losses              741,000                --
- -------------------------------------------------------------------------------
                                                 $5,818,000        $1,985,000
===============================================================================

        The Company's policy for recognizing interest income on impaired loans is the same as the policy applied to nonaccrual loans prior to the adoption of SFAS 114. When the collectibility of principal on a loan is in doubt, all payments received are applied as a reduction to principal. There was no interest income recognized on impaired loans for the year ended December 31, 1995.

(6) ALLOWANCES FOR POSSIBLE CREDIT LOSSES AND OTHER REAL ESTATE OWNED

        A summary of activity in the allowance for possible credit losses follows:

                                         1995            1994            1993
- ------------------------------------------------------------------------------
Balance at beginning of year      $ 5,564,000     $ 4,740,000     $ 3,530,000
Credits charged-off                (1,311,000)     (1,574,000)     (2,534,000)
Recoveries on credits
  previously charged-off              439,000         169,000         168,000
- ------------------------------------------------------------------------------
Net charge-offs                      (872,000)     (1,405,000)     (2,366,000)
Increase in allowance for
  possible credit losses
  through acquisition                 817,000         223,000              --
Provision for possible
  credit losses                       756,000       2,006,000       3,576,000
- -------------------------------------------------------------------------------
Balance at end of year            $ 6,265,000     $ 5,564,000     $ 4,740,000
===============================================================================


        The determination of the allowance for possible credit losses requires the use of certain significant estimates by Management in relation to the ultimate repayment of loans. These amounts could differ materially in the near term from the amounts assumed in arriving at the allowance for possible loan losses in December 31, 1995.

        A summary of activity in the valuation allowance on other real estate owned follows:

                                           1995           1994           1993
- -------------------------------------------------------------------------------
Balance at beginning of year          $ 407,000    $ 3,220,000    $    28,000
Increase to valuation allowance
  through acquisition                   167,000             --             --
Additions to valuation allowance
  charged to operations                 249,000        118,000      4,270,000
Recognized losses on other real
  estate owned charged against
  the allowance                        (102,000)    (2,931,000)    (1,078,000)
- -------------------------------------------------------------------------------
Balance at end of year                $ 721,000    $   407,000    $ 3,220,000
===============================================================================

(7) PREMISES AND EQUIPMENT

        A summary of premises and equipment follows:

                                                        1995             1994
- -------------------------------------------------------------------------------
Land                                             $ 2,467,000      $ 2,467,000
Buildings                                          5,443,000        5,095,000
Furniture, fixtures and equipment                  4,720,000        3,746,000
Leasehold improvements                             2,289,000        1,596,000
Leasehold interests                                  732,000          732,000
- -------------------------------------------------------------------------------
                                                  15,651,000       13,636,000
Less accumulated depreciation and
  amortization                                     7,053,000        6,203,000
- -------------------------------------------------------------------------------
                                                 $ 8,598,000      $ 7,433,000
===============================================================================

(8) INCOME TAXES

        The components of income taxes (benefit) are as follows:

                                      CURRENT       DEFERRED            TOTAL
- -------------------------------------------------------------------------------
1995
  Federal                          $2,531,000      $(145,000)     $ 2,386,000
  State                               788,000        (13,000)         775,000
- -------------------------------------------------------------------------------
                                   $3,319,000      $(158,000)     $ 3,161,000
===============================================================================
1994
  Federal                          $1,512,000      $(252,000)     $ 1,260,000
  State                               336,000        162,000          498,000
- -------------------------------------------------------------------------------
                                   $1,848,000      $ (90,000)     $ 1,758,000
===============================================================================
1993
  Federal                          $ (344,000)     $(523,000)     $  (867,000)
  State                                 2,000       (253,000)        (251,000)
- -------------------------------------------------------------------------------
                                   $ (342,000)     $(776,000)     $(1,118,000)
===============================================================================


        Income taxes (benefit) differed from the expected Federal statutory rate as follows:

                                         1995                 1994                  1993
                                       AMOUNT      %        AMOUNT      %         AMOUNT        %
- ----------------------------------------------------------------------------------------------------
Expected income taxes (benefit)    $2,606,000   34.0    $1,467,000   34.0    $  (967,000)   (34.0)
State franchise taxes, net of
  Federal income tax benefit          576,000    7.5       325,000    7.5       (166,000)    (5.8)
Other income not subject to tax       (48,000)  (0.6)      (50,000)  (1.2)       (75,000)    (2.6)
Other                                  27,000    0.3        16,000    0.4         90,000      3.1
- ----------------------------------------------------------------------------------------------------
                                   $3,161,000   41.2    $1,758,000   40.7    $(1,118,000)   (39.3)
====================================================================================================

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1995 and 1994 are as follows:

                                                      1995            1994
                                                      ----            ----
Deferred tax assets:
  Loans, due to allowance for
    possible credit losses                      $1,281,000      $1,250,000
    Other real estate owned                        339,000         197,000
    Investment securities                           10,000          10,000
    Securities valuation allowance                      --         230,000
    State taxes                                    262,000         112,000
    Accrued compensation                           256,000         171,000
    Net operating losses                           218,000         257,000
    Other                                          215,000         143,000
                                                ----------      ----------
                                                 2,581,000       2,370,000
                                                ----------      ----------
Deferred tax liabilities:
  Premises and equipment                          (950,000)     (1,170,000)
  Deferred loan origination fees and costs        (136,000)        (50,000)
  Purchase accounting adjustments                 (479,000)             --
  Securities valuation allowance                  (284,000)             --
  Other                                           (193,000)       (100,000)
                                                ----------      ----------
                                                (2,042,000)     (1,320,000)
                                                ----------      ----------
Net deferred tax asset                          $  539,000      $1,050,000
                                                ==========      ==========

   In determining the possible future realization of deferred tax assets, the Company takes future taxable income from the following sources into account:
(a) the reversal of taxable temporary differences; (b) future operations exclusive of reversing temporary differences; (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire. As of December 31, 1995 and 1994, there was no valuation allowance against deferred tax assets. Deferred tax assets as of December 31, 1995 and 1994 have been recognized to the extent of the expected reversal of taxable temporary differences and the amount of Federal income tax paid in the carryback period which would be recoverable through the carryback of net operating losses.

   Certain factors beyond management's control can effect future levels of earnings and no assurance can be given that sufficient earnings will be generated to fully realize the recorded tax benefits. Management believes, however, that the remaining temporary differences will reverse during periods in which the Company generates net taxable earnings.

(9) STOCK OPTION PLANS

   A stock option plan approved by the shareholders in 1989 ("1989 Plan") provides that incentive stock options and nonqualified options covering an aggregate of 145,200 shares (after giving retroactive effect for stock dividends) of the Company's unissued common stock may be granted to salaried officers, key employees or directors at prices no less than the fair market value of such shares at dates of grant. Options granted may be exercised at a rate of 20% per year and expire five years from the date the options are granted.

   A stock option plan approved by the shareholders in 1992 ("1992 Plan") provides that incentive stock options and nonqualified options covering an aggregate of 154,000 shares (after giving retroactive effect for stock dividends) of the Company's unissued common stock may be granted to salaried officers, key employees or directors at prices no less than the fair market value of such shares at dates of grant. Options granted may be exercised at a rate of 20% per year and expire five years from the date the options are granted.

   A stock option plan approved by the shareholders in 1995 ("1995 Plan") provides that options covering an aggregate of 143,000 shares (after giving retroactive effect for stock dividends) of the Company's unissued common stock may be granted to salaried officers, key employees or directors at prices no less than the fair market value of such shares at dates of grant. Options granted may be exercised at a rate of 20% per year and expire five years from the date the options are granted.

   A summary of transactions in the Plans for the three years ended December 31, 1995 follows:

                                      AVAILABLE                               PRICE
                                      FOR GRANT     OUTSTANDING           PER SHARE
Balance at December 31, 1992            183,285         153,838         $5.82-14.88
  Options granted                       (83,000)         83,000          7.13-10.00
  Options exercised                          --         (12,621)         6.82- 8.38
  Options cancelled                      54,457         (54,457)         6.82-14.13
                                        -------         -------         -----------
Balance at December 31, 1993            154,742         169,760         $7.13-14.88
  Options granted                      (112,150)        112,150          8.13-12.25
  Options exercised                          --          (4,473)         8.13- 8.63
  Options cancelled                      15,687         (15,687)         8.13-14.88
  Options expired under
    1980 plan                           (15,400)        (15,400)         8.13-14.88
  Options expired under
    1982 plan                           (13,500)        (13,500)         8.13-14.88
                                        -------         -------         -----------
Balance at December 31, 1994             29,379         232,850         $7.13-14.88
  Shares authorized under the
    1995 plan                           130,000              --                  --
  10% stock dividend                     25,708          19,037                  --
  Options granted                      (150,130)        150,130         10.00-14.09
  Options exercised                          --          (7,380)         8.13-11.00
  Options cancelled                      35,080         (35,080)         8.13-14.90
  Options expired under
    1980 plan                              (220)           (220)              14.55
                                        -------         -------         -----------
Balance at December 31, 1995             69,817         359,337         $6.48-14.09
                                        =======         =======         ===========

   At December 31, 1995, 144,461 options were exercisable at prices ranging from $6.48 to $14.09 per share.

(10) EMPLOYEE BENEFIT PLANS

   The Company has a stock bonus plan covering substantially all employees who satisfy the age and length of service requirements. Under the terms of the plan, the Company contributes to a trust fund such amounts (not to exceed 15% of compensation) as determined annually by the Board of Directors. The Company's contribution was approximately $200,000, $60,000 and $0 for 1995, 1994 and 1993, respectively.

   The Company has a pretax savings and profit sharing plan under Section 401(k) of the Internal Revenue Code. The employees of the Company are eligible to participate in the 401(k) profit sharing plan if they are twenty-one years of age or older and have completed 500 hours of service. Under the plan, eligible employees are able to contribute up to 10% of their compensation (some limitations apply to highly compensated employees). Company contributions are discretionary and are determined annually by the Board of Directors. The Company's contribution was approximately $60,000, $24,000 and $75,000 for 1995, 1994 and 1993, respectively.

   The Company has an employment agreement with certain executive officers covering an approximate three year period. This agreement contains an incentive compensation provision which provides for payment, in addition to regular salary, of an amount based upon Company earnings (adjusted for certain transactions) in excess of a stated return on equity. The agreement also provides for a defined benefit pension plan that includes the following pension costs for the years ended December 31, 1995 and 1994:

                                                                1995       1994
- -------------------------------------------------------------------------------
Service cost of benefits earned during the year             $ 42,000    $25,000
Interest costs of projected benefit obligation                58,000     38,000
Amortization of net loss                                      11,000      7,000
Net amortization and deferral                                 23,000     23,000
- -------------------------------------------------------------------------------
                                                            $134,000    $93,000
===============================================================================

     The funded status of the plan at December 31, 1995 and 1994 was as follows:

                                                                1995       1994
- -------------------------------------------------------------------------------
Actual present value of
  vested benefit obligation                                 $831,000   $496,000
===============================================================================
Accumulated and projected benefit obligation                $831,000   $496,000
Plan assets at fair value                                          -          -
- -------------------------------------------------------------------------------
Projected benefit obligation
  in excess of plan assets                                   831,000    496,000
Unrecognized net (loss) gain                                 (93,000)     9,000
Unrecognized prior service cost                              (57,000)   (80,000)
- -------------------------------------------------------------------------------
Accrued pension and retirement cost included
  in accompanying financial statements                       681,000    425,000
Additional minimum liability                                 150,000     71,000
- -------------------------------------------------------------------------------
Required minimum liability                                  $831,000   $496,000
===============================================================================

     The projected benefit obligation was determined using a weighted-average assumed discount rate of 7.00 per cent and 9.00 percent for the years ended December 31, 1995 and 1994, respectively.

(11) OTHER EXPENSES

A summary of other operating expenses follows:

                                               1995          1994          1993
- -------------------------------------------------------------------------------
Data processing                          $1,307,000    $1,269,000    $1,296,000
Assessment and processing fees              412,000       811,000       800,000
Legal                                       284,000       170,000       244,000
Marketing                                   500,000       264,000       276,000
Merchant discounts                          131,000       437,000       394,000
Customer service                            202,000       172,000       174,000
Other                                     2,277,000     2,419,000     2,306,000
- -------------------------------------------------------------------------------
                                         $5,113,000    $5,542,000    $5,490,000
===============================================================================

(12) COMMITMENTS AND CONTINGENCIES

     The Company leases facilities from nonaffiliated parties under operating leases expiring at various dates through April 2011. A majority of the leases contain renewal options covering periods ranging from one to thirty years. Certain leases for bank premises provide for the payment by the lessee of property taxes, insurance premiums, cost of maintenance and other items. Total rental expense before sublease rental income amounted to approximately $1,092,000, $918,000 and $957,000 in 1995, 1994 and 1993, respectively.

     In connection with the 1986 sale of its North San Bernardino branch, the Company subleased the facilities to the nonaffiliated purchaser under a lease which expires in February 2006, with one renewal option for five years. Rental income for 1995, 1994 and 1993 under this lease was approximately $108,000 each year.

     Future minimum rental payments and rental income receivable under noncancellable operating leases are as follows:

YEAR ENDING                                    RENTAL     SUBLEASE          NET
DECEMBER 31                                   EXPENSE       INCOME      EXPENSE
- -------------------------------------------------------------------------------
1996                                          958,000      213,000      745,000
1997                                          866,000      188,000      678,000
1998                                          778,000      161,000      617,000
1999                                          785,000      108,000      677,000
2000                                          689,000      108,000      581,000
Thereafter                                  4,175,000      549,000    3,626,000
- -------------------------------------------------------------------------------
                                           $8,251,000   $1,327,000   $6,924,000
===============================================================================

     In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities which are not reflected in the accompanying consolidated financial statements. These commitments and contingencies include various guarantees, commitments to extend credit and standby and commercial letters of credit. At December 31, 1995 and 1994, the Bank had outstanding commitments to extend credit of approximately $77,209,000 and $41,351,000, respectively, of which $1,808,000 and $3,112,000, respectively, related to standby letters of credit.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

REGULATORY MATTERS

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions and new regulations concerning internal controls, accounting and operations.

     The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and

"critically undercapitalized". Institutions categorized as "under capitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with its primary Federal regulator, prohibitions on the payment of dividends and management fees, restrictions on executive compensation and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution by the FDIC, including requirements to raise additional capital, sell assets or sell the entire institution.

    To be considered "adequately capitalized", an institution must generally have a leverage ratio of at least 4%, a Tier 1 risk-based capital ratio of at least 4% and a total risk-based capital ratio of at least 8%. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less.

    At December 31, 1995, the Bank's leverage ratio was 9.47%, Tier 1 risk-based ratio was 13.09% and total risk-based ratio was 14.35% (unaudited). At December 31, 1995 the Bank is in the "well-capitalized" category.

    At periodic intervals, both the FDIC and the state banking regulators routinely examine the Company's financial statements as part of their legally prescribed oversight of the banking industry. As a result of an examination, the Company entered into an informal agreement (the "Agreement") with the FDIC in 1993. The Agreement contains certain restrictions on the Company's operations such as requirements for the Company to reduce the level of classified assets, maintain an adequate loan loss reserve and minimum capital levels, revise written plans and policies and comply with additional periodic reporting requirements, as well as a requirement for regulatory approval of dividends. Management has implemented policies and procedures and has achieved the quantitative goals which satisfy the provisions of the Agreement. On May 3, 1995, the FDIC removed the Agreement based upon the results of its most recent examination.

LITIGATION

    The Company is party to various lawsuits which have arisen in the normal course of its business. In the opinion of management, based upon the advice of the Company's legal counsel, the disposition of all pending litigation will not have a material adverse effect on the Company's consolidated financial statements.

(13) FEDERAL RESERVE ACT

    Section 23A of the Federal Reserve Act restricts the Bank from making loans or advances to the Company in excess of 10% of its capital stock and surplus. Each loan or extension of credit to the Company must be secured at the time of transaction by collateral having a market value of 100% or 130%, depending on the collateral, of the amount funded. At December 31, 1995, the Bank is permitted to make loans of approximately $3,180,000 to the Company.

(14) DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Bank's financial instruments.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

CASH AND SHORT-TERM INVESTMENTS

   For cash and short-term investments, the carrying amount is a reasonable estimate of fair value.

SECURITIES

    The fair value of the securities is estimated based on bid prices published in financial sources or bid quotations received from securities dealers.

LOAN RECEIVABLES

    Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of loans is calculated by discounting estimated future cash flows using current rates that similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

DEPOSIT LIABILITIES

    The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using market rates.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

    The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

                                                      1995                     1994
- --------------------------------------------------------------------------------------------
                                              CARRYING    ESTIMATED     CARRYING   ESTIMATED
                                                AMOUNT   FAIR VALUE       AMOUNT  FAIR VALUE
- --------------------------------------------------------------------------------------------
Financial Assets:
  Cash and short-term investments              $ 41,933   $  41,933     $ 32,950   $ 32,950
    Securities available-for-sale                86,580      86,580       86,107     86,107
    Securities held-to-maturity                   7,087       7,212          586        562
    Commercial loans held for sale                    -           -        3,274      3,470
    Loans and direct lease financing, net       233,692     222,111      166,310    165,058
- --------------------------------------------------------------------------------------------
Financial liabilities:
  Deposits                                     $333,278    $333,477    $271,326    $288,723
  Federal funds purchased                         3,772       3,772       1,030       1,030
- --------------------------------------------------------------------------------------------
Unrecognized financial instruments:
  Commitments to extend credits                       -    $    (14)          -    $    (79)
  Standby letters of credit                           -           -           -         -
- --------------------------------------------------------------------------------------------

LIMITATIONS

  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect a premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no markets exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include the property, plant, equipment, and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(15) CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

    Following are condensed balance sheets for Eldorado Bancorp only as of December 31, 1995 and 1994, and condensed statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1995.

BALANCE SHEETS
DECEMBER 31, 1995 AND 1994                      1995          1994
- --------------------------------------------------------------------
Assets
  Cash                                   $   774,000   $   223,000
  Securities available-for-sale               26,000        25,000
  Investment in subsidiary                42,067,000    28,760,000
  Other assets                                94,000        86,000
- --------------------------------------------------------------------
                                         $42,961,000   $29,094,000
====================================================================
Liabilities and shareholders' equity
  Accrued expenses                       $   588,000   $         -
- --------------------------------------------------------------------
Shareholders' equity
  Preferred stock                                  -             -
  Common stock                            31,798,000    17,462,000
Net unrealized gain (loss) on
 securities available-for-sale               400,000      (345,000)
Retained earnings                         10,175,000    11,977,000
- --------------------------------------------------------------------
Total shareholders' equity                42,373,000    29,094,000
- --------------------------------------------------------------------
                                         $42,961,000   $29,094,000
====================================================================

STATEMENT OF EARNINGS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                           1995                 1994                 1993
- ---------------------------------------------------------------------------------------------------------
Other income                                        $     3,000          $        --          $     1,000
Other expenses                                          253,000             (119,000)            (125,000)
Income tax benefit                                      116,000               37,000               55,000
- ---------------------------------------------------------------------------------------------------------
                                                       (134,000)             (82,000)             (69,000)
Equity in earnings (loss) of subsidiary               4,638,000            2,638,000           (1,658,000)
- ---------------------------------------------------------------------------------------------------------
Net earnings (loss)                                 $ 4,504,000          $ 2,556,000          $(1,727,000)
=========================================================================================================


STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                           1995                 1994                 1993
- ---------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings (loss)                               $ 4,504,000          $ 2,556,000          $(1,727,000)
  Adjustments to reconcile net earnings (loss)
    to net cash from operating activities:
      Depreciation and amortization                      37,000               13,000               13,000
      Gains on sales of securities
        available-for-sale, net                          (3,000)                  --                   --
      Equity in (earnings) loss of subsidiary        (4,638,000)          (2,638,000)           1,658,000
      Changes in assets and liabilities:
        (Increase) decrease in other assets              (6,000)              23,000                   --
        Increase (decrease) in accrued expenses         299,000                   --             (220,000)
- ---------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) operating
        activities                                      193,000              (46,000)            (276,000)
- ---------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from sales of securities
    available-for-sale                                    8,000                   --                   --
  Dividends received from subsidiary                  1,290,000              545,000              320,000
  Purchase of equipment                                 (42,000)                  --                   --
- ---------------------------------------------------------------------------------------------------------
      Net cash provided by investing activities       1,256,000              545,000              320,000
- ---------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from stock options exercised                  62,000               35,000               86,000
  Dividends paid ($0.32, $0.16, and
    $0.08 per share, respectively)                     (960,000)            (441,000)            (221,000)
  Repurchase of common stock                                 --                   --              (59,000)
- ---------------------------------------------------------------------------------------------------------
      Net cash used in financing activities            (898,000)            (406,000)            (194,000)
- ---------------------------------------------------------------------------------------------------------
      Net increase (decrease) in cash                   551,000               93,000             (150,000)
Cash at beginning of year                               223,000              130,000              280,000
- ---------------------------------------------------------------------------------------------------------
Cash at end of year                                  $  774,000           $  223,000          $   130,000
=========================================================================================================

BOARD OF DIRECTORS
Burns, Michael B.         +Dellerba, Raymond E.        +Engen, Rolf J.              Fix, Warren D.         +Wells, George H.
+Crowell J.B.             DiGiovanni, Julia M.         Finley, Warren               Korsgaard, Richard     Chairman of the Board
President                 Doti, Lynne Pierson          Assistant Secretary of the   +Sodaro, Donald E.
Chief Executive Officer                                Board                                               +Member of Executive
                                                                                                           Committee

ADVISORY BOARD
ORANGE COUNTY             Hon, Barry                      Webb, Clifton
ADVISORY BOARD            President, Hon Development      Senior Vice President
Bair, Herb                                                Landauer Associates, Inc.,
Real Estate Appraiser     Hull, Larry, Jr.                Real Estate Investment
Retired                   Larco Advisors, Inc.            Counselors

Baron, Rudy, C.P.A.       Madole, Milt                    Wood, James L.
Baron Accountancy         Madole & Associates             Chairman of the Board
                                                          J.L. Wood Optical Systems
Carr, Col. Gerald P.      Morris, Frank
Skylab III Astronaut      Architect, Investment           Yeaman, Betty
Senior Consultant,        Developer                       Community Representative
Applied Research, Inc.
                          Phillips, David J.              SOUTH COUNTY
Casey, Robert E., M.D.    President, David J. Phillips    ADVISORY BOARD
Retired                   Buick-Pontiac-Mazda
                                                          Arsenault, Robert
Day, Gary                 Reilly, Philip J.               Gallant/Charger Publications, Inc.
President                 Former President
GDR Contractors, Inc.     Mission Viejo Co.               Berger, Dwayne
                          Retired
DeVries, Jack                                             Chou, Lydia
Dairy Farmer              Ryan, Douglas B., D.D.S.        Owner, Pach & Company
Retired
                          Schmid, Don W.                  Demetrescu, Mihai C., Ph.D.
Fernald, John M., M.D.    BFI Constructors, Inc.          Lasergraphics, Inc.
Retired
                          Schwab, Hon. Philip E.          Finigan, Harry
Finley, Wendell W.        Superior Court Judge            Money Mailer of Orange Coast
C.P.A., Retired           Retired
                                                          Fleming, James, Ph.D.
Garrison, John            Scudder, Mark F.                Superintendent, CUSD
RAGCO Inc.                President
                          Alliance Investment Group       Holiday, Craig and Carol
Hall, Robert                                              Holiday Consulting
Bridgemark Corporation    Smith, George
                          President                       Majerick, Nancy
Hayes, Charles            TAB Communication               Coast Property Management
President
OCB Reprographics, Inc.   Stellar, Anthony, M.D.          Marcus, Alan, M.D.
                                                          South Orange County
Holthe, Maureen J.        Threshie, R. David, Jr.         Endocrinology
Travel Consultant         Publisher, Orange County
                          Register

McCanne, Don, M.D.                    Foster, John
                                      President
Moffatt, William, M.D.                Foster & Gardner

Nichols, Robert F., Jr.               Hunt, Tom
Nichols & Andrews                     City Councilman
                                      City of Indio
Quigley, Michael
Quigley Insurance Services, Inc.      Kaufman, Frances
                                      Travel Consultant
Small, Wayne                          Newporter Travel
Renwes Sales
                                      Jacoy, Alex
Van Dam, Theodore, M.D.               General Manager
                                      Eldorado Polo Club
Wax, Robert E., M.D.
                                      Peterson, Les, C.P.A.
Wiles, Gary                           Peterson, Slater & Butvidas
Carl's Jr. Restaurants                Accountancy Corporation

Winton, Margaret T.                   Shuster, Michael
                                      National Confectionery
RIVERSIDE COUNTY                      Brands
ADVISORY BOARD
                                      Slater, John T., Jr., P.A.
Alf, Walter                           Peterson, Slater & Butvidas
Partner                               Accountancy Corporation
Nutritional Food Products
                                      SAN BERNARDINO COUNTY
Barta, Don                            ADVISORY BOARD
President
Sun & Citrus, Inc.                    Dunfee, Jude
                                      Chief Financial Officer
Druehl, Bradley                       Sunrise Building Corporation
President & Chief Executive
Officer, Sfingi & Hannon              Gunn, Mark
Insurance Services                    Attorney-at-Law

Fisher, Craig, M.D.                   Heywood, Hal
                                      President
Fitzhenry, Jim                        Western Empire Industries
Manager
Fitzhenry Funeral Home


STOCK MARKET INFORMATION

The common stock of Eldorado Bancorp is traded on the American Stock Exchange
(ASE) under the symbol ELB. The Company had 896 shareholders of record as of December 31, 1995. The following table shows the range of prices reported to the Company for the periods indicated.

                                1995                1994
First Quarter              11       10 1/8     8 3/8     6 3/4
Second Quarter             13       10        10 1/2     7 1/2
Third Quarter              15 1/2   11 3/4    12 1/2     9 3/4
Fourth Quarter             14       16 7/8    10 3/8     9 3/4

FORM 10-K REPORTS

A copy of the Company's Form 10-K report filed with the Securities and Exchange Commission for the 1995 fiscal year can be obtained by writing to:

                          Corporate Secretary's Office
                                Eldorado Bancorp
                              17752 E. 17th Street
                                Tustin, CA 92680

TRANSFER AGENT AND REGISTRAR                         INDEPENDENT AUDITORS
First Interstate Bank                                KPMG Peat Marwick LLP
Los Angeles, CA                                      Orange County, CA

ANNUAL MEETING

April 17, 1996 at 9:00 a.m. at the Sheraton Newport Hotel, located at 4545 MacArthur Boulevard, Newport Beach, California.


                                  In Memorium

The Board of Directors, Officers and Staff of Eldorado Bank would like to express their sorrow at the loss of the following individuals, who passed away in 1995 and early 1996:

                                Andrew J. Sfingi
                  Director, Eldorado Bank and Eldorado Bancorp

                                Walter R. Schmid
                 Founding Chairman of the Board, Eldorado Bank

                               William Moses, Sr.
                  Founding Eldorado Bank Advisory Board Member

                                  Paul Wickman
                  Founding Eldorado Bank Advisory Board Member

Each individual has been an important part of the Bank's success throughout the years. They, and the leadership they have always provided, will be missed.